Note 5
Actions by Trustees

In April 2002, the Trustees approved the merger of Putnam
Balance Retirement Fund into The George Putnam Fund of
Boston.  The transaction is scheduled to occur in September
2002. It is subject to a number of conditions and there is no guarantee it will occur.